PRICING SUPPLEMENT

                        Filed pursuant to Rule 424(b)(2)
             Registration Statement No. 333-112249 and 333-112249-01
                Pricing Supplement No. 6 Dated November 23, 2004
                    (To Prospectus dated April 27, 2004, and
                   Prospectus Supplement dated April 27, 2004)
                                CUSIP: 02003MAF1



                          Allstate Life Global Funding
                            Secured Medium Term Notes
                                 Issued Through
             Allstate Life Global Funding Trust 2004-6 (the "Trust")


     The description in this pricing supplement of the particular terms of the Secured Medium Term Notes offered hereby supplements the description of the general terms and provisions of the notes set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.

Principal Amount:  $85,000,000                               Agent(s) Discount: 1.750%

Issue Price:  100.000%                                       Original Issue Date:  November 24, 2004

Net Proceeds to the Trust:  $83,512,500                      Stated Maturity Date:  November 25, 2016

Funding Agreement Number(s):                                 FA-41076

Specified Currency:                                          U.S. Dollars

Interest Payment Dates:                                      The 24th day of each calendar month, commencing December 24,
                                                             2004; provided that the final Interest Payment Date shall be the Maturity Date.  If any Interest Payment Date falls on a day that is not a business day, the Trust will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:                               December 24, 2004

Regular Record Dates:                                        15 calendar days prior to each Interest Payment Date

Type of Interest Rate:                                       [    ] Fixed Rate  [ v ] Floating Rate

Fixed Rate Notes:                                            [    ] Yes  [ v ] No.  If, Yes,

     Interest Rate:

Floating Rate Notes:                                         [ v  ] Yes  [   ] No.  If, Yes,

Regular Floating Rate Notes:                                 [    ] Yes  [ v ] No.  If, Yes,

     Interest Rate:
     Interest Rate Basis(es):

Floating Rate/Fixed Rate Note:                               [ v ] Yes  [   ] No.  If, Yes,
     Floating Interest Rate:                                 See below under "Additional/Other Terms"
     Interest Rate Basis(es):                                See below under "Additional/Other Terms"
     Fixed Interest Rate:                                    7.375%
     Fixed Rate Commencement Date:                           Original Issue Date

Inverse Floating Rate Note:                                  [   ] Yes  [ v ] No.  If, Yes,
     Fixed Interest Rate:



     Floating Interest Rate:
     Interest Rate Basis(es):

Initial Interest Rate, if any:                               7.375%, from and including the Original Issue Date to but
                                                             excluding the Initial Interest Reset Date

Initial Interest Reset Date:                                 November 24, 2005

Interest Rate Basis(es).  Check all that apply:
     [   ] CD Rate                                                [   ] Commercial Paper Rate
     [   ] CMT Rate                                               [   ] Eleventh District Cost of Funds Rate
     [   ] LIBOR                                                  [   ] Federal Funds Rate
     [   ] EURIBOR                                                [   ] Treasury Rate
     [   ] Prime Rate                                             [ v ] Other (See Attached)

     If LIBOR:

     [   ] LIBOR Reuters Page                                     [   ] LIBOR Moneyline Telerate Page 3750

     LIBOR Currency:  U.S. Dollars

     If CMT Rate:
         Designated CMT Telerate Page:
         If 7052:                                                     [   ] Weekly Average
                                                                      [   ] Monthly Average
         Designated CMT Maturity Index:

Index Maturity:                                              Not applicable

Spread (+/-):                                                Not applicable

Spread Multiplier:                                           See below under "Additional/Other Terms"

Interest Reset Date(s):                                      Each Interest Payment Date beginning November 24, 2005

Interest Determination Date(s):                              Each Interest Reset Date

Maximum Interest Rate, if any:                               Not applicable

Minimum Interest Rate, if any;                               0.00%

Calculation Agent:                                           J.P. Morgan Trust Company, National Association

Exchange Rate Agent:                                         Not applicable


Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement):

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Amortizing Note:                                             [   ] Yes  [ v ] No.  If, Yes,
     Amortizing Schedule:
     Additional/Other Terms:

Discount Note:                                               [   ] Yes  [ v ] No.  If, Yes,
     Total Amount of Discount:
     Initial Accrual Period of Discount:
     Additional/Other Terms:

Redemption Provisions:                                       [   ] Yes  [ v ] No.  If, Yes,
     Initial Redemption Date:
     Initial Redemption Percentage:
     Annual Redemption Percentage Reduction (if any):



     Redemption:                                             [   ] In whole only and not in part
                                                             [   ] May be in whole or in part

     Additional/Other Terms:

Repayment:                                                   [   ] Yes  [ v ] No.  If, Yes,
     Repayment Date(s):
     Repayment Price:
     Repayment:                                              [   ] In whole only and not in part
                                                             [   ] May be in whole or in part
     Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Additional Amounts to be Paid for Withholding Tax (not applicable unless specified):

Securities Exchange Listing:                                 [   ] Yes [ v ] No. If Yes, Name of Exchange

Authorized Denominations:                                    $1,000

Ratings:

     The Notes issued under the Program are rated "AA" by Standard & Poor's Ratings Services, a division of The McGraw Hill
     Companies, Inc. and "Aa2" by Moody's Investors Service, Inc.

Agent(s) Purchasing Notes as Principal:                      [ v ] Yes  [   ] No. If Yes,

Agent(s)                                                                                                     Principal Amount
-------------------------------------------------------     -----------------------------------------------------------------
Merrill Lynch, Pierce, Fenner & Smith Incorporated                                                                $85,000,000
     Total:                                                                                                       $85,000,000
                                                                                                                 ============
Agent(s) Acting as Agent:                                    [   ] Yes [ v ] No.  If Yes,

Agent(s)                                                     Principal Amount
-------------------------------------------------------     -----------------------------------------------------------------


                                                            -----------------------------------------------------------------

     Total:

Additional/Other Terms:  See below

Interest Rate

Calculation of the Interest Rate for the Notes. The interest rate for the Notes being offered by this Pricing Supplement, for each Interest Period during the term of the Notes beginning on the Initial Interest Reset Date, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

CPIt - CPIt-12  x 100 x 1.50
---------------
    CPIt-12


Where:

CPIt = Current Index Level of CPI (as defined below), as published on Bloomberg CPURNSA; and

CPIt-12 = Index Level of CPI 12 months prior to CPIt.

We refer to 1.50 included in the formula above as the Spread Multiplier.

The interest rate for the Notes from the Original Issue Date to, but excluding, the Initial Interest Reset Date will be 7.375%. In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate of 0.00%.

     CPIt for each Interest Reset Date is the CPI for the third calendar month prior to such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including November 24, 2004 to but excluding December 24, 2004, CPIt will be the CPI for August 2004 which was 189.5, and CPIt-12 will be the CPI for August 2003 which was 184.6. The CPI for August 2003 was published by the BLS (as defined below) and reported on Bloomberg CPURNSA in September 2003, and the CPI for August 2004 was published and reported in September 2004. For more information regarding the calculation of interest rates on the Notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

Consumer Price Index. The amount of interest payable on the Notes on each Interest Payment Date following the Initial Interest Reset Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

     As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

     If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3.00PM on an Interest Reset Date, but has otherwise been published by the BLS, J.P. Morgan Trust Company, National Association., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

     In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Notes (an "initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined will not be revised.

     If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the Notes are outstanding, the CPI is discontinued or substantially altered as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time.

Rounding. All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or
..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or
..0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

Special Tax Considerations:  United States Federal Income Taxation

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Tax Considerations".

Treatment of the Notes as Contingent Payment Debt Instruments

     We intend to treat the Notes as subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations"). The remainder of this discussion assumes the Notes will be treated as "contingent payment debt instruments" and subject to the CPDI Regulations.

Accrual of Interest on the Notes

     Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes that equals:

     1. the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

     2.   divided by the number of days in the accrual period; and

     3. multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals as described below under "--Adjustments to Interest Accruals on the Notes", and decreased by the amount of any projected payments, as defined below, made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes.

     This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, Allstate Life has determined that the projected payments for the Notes consist of (i) monthly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to but excluding November 24, 2005, (ii) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring on or after November 24, 2005, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, Allstate Life has determined that the comparable yield for the Notes is 4.92%, compounded monthly. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Allstate Life Insurance Company, 3100 Sanders Road, Suite M3A, Northbrook, Illinois 60062, Attention: Assistant Vice President, Institutional Markets, Tel: (847) 402-5000.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale or Exchange of the Notes

     Generally, the sale or exchange of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale or exchange will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale or exchange and (b) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals as described above under "-- Adjustments to Interest Accruals on the Notes"), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale or exchange of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.

Risk Factors

     The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes risks relating to the Notes in addition to the Risk Factors described in the accompanying prospectus supplement beginning on page S-14. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

The interest rate on the Notes could be zero.

     Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month over the term of the Notes.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or decreases, which is likely to occur when there is deflation, the interest rate for the applicable Interest Period will be zero.

Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described above, and that substitution may adversely affect the value of the Notes.

The interest rate on the Notes may be below the rate otherwise payable on similar floating rate securities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the Notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a floating rate debt instrument with terms similar to those of the Notes.

The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interactions of many factors over which we have no control.

Annex A

Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from January 1998 to September 2004. Also provided below are the hypothetical interest rates for the period from January 1999 to September 2004 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical level of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the

Notes. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the Interest Periods over the term of the Notes.

                            Historical Levels of CPI

                1998         1999        2000         2001         2002         2003         2004

January         161.6        164.3       168.8        175.1        177.1        181.7        185.2
February        161.9        164.5       169.8        175.8        177.8        183.1        186.2
March           162.2        165.0       171.2        176.2        178.8        184.2        187.4
April           162.5        166.2       171.3        176.9        179.8        183.8        188.0
May             162.8        166.2       171.5        177.7        179.8        183.5        189.1
June            163.0        166.2       172.4        178.0        179.9        183.7        189.7
July            163.2        166.7       172.8        177.5        180.1        183.9        189.4
August          163.4        167.1       172.8        177.5        180.7        184.6        189.5
September       163.6        167.9       173.7        178.3        181.0        185.2        189.9
October         164.0        168.2       174.0        177.7        181.3        185.0        190.9
November        164.0        168.3       174.1        177.4        181.3        184.5
December        163.9        168.3       174.0        176.7        180.9        184.3


           Hypothetical Interest Rates Based on Historical CPI Levels

                   1999             2000             2001          2002            2003           2004

January            2.51%            4.11%            5.60%         1.71%           3.90%          2.89%
February           2.41             4.83             5.30          1.71            4.47           2.54
March              2.59             5.64             4.38          2.21            4.53           2.61
April              3.42             4.60             4.90          2.46            3.34           3.43
May                3.13             4.78             5.42          1.77            3.09           4.58
June               2.94             5.60             4.87          1.60            3.17           4.90
July               3.22             5.49             4.08          2.20            3.16           4.49
August             3.40             5.12             4.08          2.70            3.24           3.98
September          3.94             5.18             3.97          2.27            3.48           3.80
October            3.84             5.17             3.19          3.04            3.06           4.78
November           3.93             5.17             2.84          3.30            2.65
December           4.03             5.08             2.33          3.57            2.82

For example, the hypothetical interest rate payable on the Notes for the April 2003 Interest Period would have been 3.90% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate":

CPIt = 181.7, which is equal to the CPI level for January 2003, which as the third calendar month prior to the Interest Reset Date of April 2003, would be the reference month; and

CPIt-12 = 177.1, which is equal to the CPI level for January 2002, the twelfth calendar month prior to the reference month for the interest reset date of April 2003, as follows:

                               3.90% =           181.7-177.1    x  100 x  1.50
                                                --------------
                                                    177.1